Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising an investor presentation that was first given on November 13, 2008.

November 2008 Investor Presentation

Investor Presentation
Slide 2
Disclaimer
By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton") accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied.  To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.  Information about Rio Tinto plc and Rio Tinto Limited ("Rio Tinto") is based on public information which has not been independently verified.
This presentation is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements).  No offering of securities shall be made into the United States except pursuant to registration under the
US Securities Act of 1933, as amended, or an exemption therefrom.  Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly)
in Japan or Malaysia.  The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or
(iii) are outside the United Kingdom (all such persons being referred to as "relevant persons").  This presentation must not be acted on or relied on by persons who are not relevant persons.
Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends," "expects," "anticipates," "targets," plans," "estimates" and words of similar import.)  These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.
Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton's and Rio Tinto’s filings with the U.S. Securities and Exchange Commission ("SEC") (including in Annual
Reports on Form 20-F for the most recent fiscal years) which are available at the SEC's website (http://www.sec.gov).  Save as required by law or the rules of the UK Listing Authority and the
London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation

Investor Presentation
Slide 3
Disclaimer (continued)
No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
References in this presentation to “$” are to United States dollars unless otherwise specified.
In connection with the offer and sale of securities BHP Billiton would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders, BHP Billiton has filed with the SEC a Registration
Statement on Form F-4 (the “Registration Statement”), which contains a  preliminary prospectus (the “Prospectus”), and will file additional relevant materials with the SEC.  This communication is not a substitute for the Registration Statement or the Prospectus that BHP Billiton has filed, or any amendments or supplements to those documents BHP Billiton may file, with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ THE REGISTRATION STATEMENT, THE
PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY
AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders are able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website
(http://www.sec.gov).  Copies of such documents may also be obtained from BHP Billiton without charge.
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer.  Accordingly, Rio Tinto Limited
shareholders should carefully consider the following:
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
Information Relating to the US Offer for Rio Tinto plc
Information for US Holders of Rio Tinto Limited Shares
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

Vale
Rio Tinto *
China Shenhua **
Anglo American
Barrick Gold
Norilsk Nickel **
Xstrata
GoldCorp
Southern Copper
Freeport McMoRan
Aluminium Corp of China **
Anglo Platinum
Alcoa
Impala Platinum

Investor Presentation
Slide 4
The largest mining company by market capitalisation
Market Capitalisation as at 31 October 2008
(US$bn)
BHP Billiton
0
20
40
60
80
100
*Rio Tinto Market Cap = Market Cap of Rio Tinto Plc + 62.6% of Market Cap of Rio Tinto Ltd (due to Rio Tinto Plc’s
approximate 37.4% holding of Rio Tinto Ltd, as per www.riotinto.com/investors/590_data_book.asp)
**Market value may be unreliable due to a high percentage of non free-float shares.
Sources: Datastream, Bloomberg

Investor Presentation
Slide 5
With a diversified global portfolio
Note: Location of dots indicative only
Stainless Steel Materials
#3 global nickel producer
Iron Ore
#3 global supplier
of seaborne iron ore
Manganese
#1 global supplier of
seaborne manganese ore
Metallurgical Coal
#1 global supplier of seaborne
traded metallurgical coal
Base Metals
#3 global producer of copper, silver and lead
Aluminium
#4 global producer of bauxite and #4 aluminium
company based on net third party sales
Energy Coal
#4 global supplier of seaborne
export thermal coal
Petroleum
A significant oil and gas exploration
and production business
Diamonds & Specialty Products
EKATI Diamond Mine is one of the world’s
largest gem quality diamond producers
Aluminium
Base Metals
Diamonds & Specialty Products
Energy Coal
Iron Ore
Manganese
Metallurgical Coal
Petroleum
Stainless Steel Materials
Offices

Investor Presentation
Slide 6
Our strategy
Focus on value creation
• People
• Run current assets at full potential
• Accelerate development projects
• Create future options
Growth options
Project pipeline
Financial strength
and discipline
World-class
assets
Licence to
operate
People

Investor Presentation
Slide 7
Overview – Year ended June 2008
• Outstanding operating and financial results
– Annual production records set in 7 commodities
– Underlying EBITDA up 22% to US$28.0 billion
– Underlying EBIT up 21% to US$24.3 billion
– Attributable profit of US$15.4 billion, up 12%
– Earnings per share of 275 US cents, up 18%
• Underlying EBIT margin and ROCE of 48% and 38% respectively
• Growth projects proceeding well with significant volume growth achieved in FY2008 and expected in FY2009
• Final dividend rebased to 41 US cents per share, an increase of 52%, consistent with outlook and higher earnings and cash flow

Investor Presentation
Slide 8
Outstanding results driven by strategy and execution
3.1
3.5
5.5
9.9
15.3
20.1
24.3
0
5
10
15
20
25
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Notes:
a) FY2002 to FY2005 calculated on the basis of UKGAAP. Subsequent periods calculated under IFRS.
Underlying EBIT
(a)
(US$bn)
H2
H1
9.6
14.7

Investor Presentation
Slide 9
0
50
100
150
200
A track record of project delivery
Notes:
a) Production from continuing operations converted to copper equivalent units using FY2008 average realised prices.
Copper equivalent production growth
(a)
(Indexed, 100=FY2001)
• Projects successfully delivered:
– 44 since the DLC merger
– 10 completed in FY2008
• 10% growth estimated in FY2009
• Completed projects ramping up in FY2009
– Atlantis South, Genghis Khan,
Samarco, Ravensthorpe/Yabulu Exp.,
Cliffs, Koala Underground, Spence,
Escondida Sulphide Leach and
Pinto Valley
• First production expected in FY2009
– GEMCO, Neptune, Shenzi, NWS
Train 5, NWS Angel and Alumar

Investor Presentation
Slide 10
Diversity = Stability and Strength
(%)
Underlying EBIT Margin
(1)
FY2002
FY2003 FY2004
FY2005
FY2006
FY2007 FY2008
0
10
20
30
40
50
60
70
80
H1 H2 H1 H2 H1 H2 H1 H2 H1 H2 H1 H2 H1 H2
Petroleum
Aluminium
Base Metals
D&SP
SSM
Iron Ore
Manganese
Met Coal
Energy Coal
BHP Billiton
(1) FY2002 to FY2005 are calculated under UKGAAP. Subsequent periods are calculated under IFRS.
All periods exclude third party trading activities.

Investor Presentation
Slide 11
Short-term global challenges exist
• Global economic activity is moderating
• Financial market instability, housing
market decline and inflationary
pressures
• Emerging economies not immune
– Inflationary pressures
– Some decline in fixed asset
investment growth (isolated to
a small number of industries)
– Exchange rate appreciation
reducing export competitiveness
0
2
4
6
Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08
United States annual GDP growth
(a)
(Annual growth, %)
China annual GDP growth
(b)
(Annual growth, %)
8
10
12
14
Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08
Notes:
a) Source: US Department of Commerce, Bureau of Economic Analysis.
b) Source: CEIC

Investor Presentation
Slide 12
However, long-term fundamentals of emerging/developing
economies remain intact
2.8%
2.3%
0.6%
2.5%
3.5%
6.5%
5.9%
6.9%
9.8%
10.2%
9.1%
10.0%
0%
2%
4%
6%
8%
10%
12%
Average historical growth
CY1990-CY2000
Average historical growth
CY2001-CY2007
Average forecast growth
CY2008-CY2009
Average forecast growth
CY2010-CY2013
Developed Economies
Emerging & Developing Economies
China
Source: World economic outlook database, October 2008 (including November 2008 update).
IMF world GDP growth
(%)

Investor Presentation
Slide 13
Urbanisation and industrialisation has resulted in a huge
call on steelmaking raw materials
0
100
200
300
400
500
600
700
800
900
CY1970 CY1980 CY1990 CY2000 CY2007 CY2015E
United States
China
Source: International Iron & Steel Institute (World Steel in Figures, 2008), US Geological Survey
(Iron and Steel Statistics, 3 January 2008) and BHP Billiton estimates.
Annual steel consumption
(mtpa)
Cumulative steel consumption since 1900
(mt)
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000
CY1970 CY1980 CY1990 CY2000 CY2007 CY2015E
United States
China

Investor Presentation
Slide 14
Supply-side constraints are limiting the industry’s response
• Equipment stress
• Industrial action and wage disputes
• Labour shortages
• Equipment shortages
• Significant cost pressures, including
fuel
• Energy and power constraints
• Declines in ore-grade levels
• Rising tariffs
• Infrastructure bottlenecks
• Developments are increasingly
tending to be:
– Smaller
– Lower grade
– Higher risk geographies
• Equipment shortages – longer lead
times and project delivery dates
• Rising capital costs
• Resources nationalism
Existing Supply Future Supply Growth

Investor Presentation
Slide 15
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
CY2007 CY2008 CY2009F CY2010F CY2011F CY2012F
Accelerating growth from a diversified portfolio of projects
% of growth CY2007-2012
(Estimated & unrisked)
Note: Growth in production volumes on a copper equivalent units basis between CY2007 and CY2012 calculated using BHP Billiton estimates for BHP Billiton production.
Production volumes exclude BHP Billiton’s Specialty Products operation and all bauxite production. All energy coal businesses are included. Alumina volumes reflect only tonnes available for external sale. Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHP Billiton assumptions for diamonds, domestic coal and manganese. Prices as at July 2008.
Production in copper equivalent tonnes
(Copper equivalent tonnes '000s)
45%
37%
18%
Steelmaking
Materials
Energy
Non-Ferrous

Investor Presentation
Slide 16
Focused on low risk volume growth from existing assets, high margin CSGs and known regions
By project type
(b)
87%
13%
Brownfield
Greenfield
By region
(c)
Existing
New
By country risk
(d)
88%
12%
Lower
Higher
3%
97%
By high margin vs lower margin CSGs
(e)
63%
37%
> 50%
< 50%
Projected growth in production in copper equivalent tonnes
(a)
(CY2007-CY2012)
a) Growth in production volumes on a copper equivalent units basis between CY2007 and CY2012 calculated using BHP Billiton estimates for BHP Billiton production. Production volumes exclude BHP Billiton’s Specialty Products operation and all bauxite production. All energy coal businesses are included. Alumina volumes reflect only tonnes available for external sale.
Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHP Billiton assumptions for diamonds, domestic coal and manganese. Prices as at July 2008.
b) Brownfield includes growth from existing operations as at 31-Dec-2007, as well as expansions and additional developments of, or around those assets.
c) Existing regions represents those countries in which BHP Billiton already has asset operating as at 31-Dec-2007.
d) Country risk methodology based on March 2008 Euromoney Magazine poll. Lower risk countries defined as countries with risk scores >75% (except Chile and South Africa).
e) High margin CSGs represents those with an average EBIT margin (excluding third party trading activities) of greater than 50% over the past three financial years.

Investor Presentation
Slide 17
Strong cash flow - delivering value to shareholders
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
18,000
20,000
H1 H2
0
1,500
3,000
4,500
6,000
7,500
9,000
Available Cash Flow Organic Growth
Return to Shareholders
(1) Includes capital and exploration expenditures (exclude acquisitions).
(2) Includes dividends paid and share buy-backs.
(3) FY2005 to FY2008 have been calculated on the basis of the IFRS. Prior periods have been calculated on the basis of UKGAAP.
(4) FY2007 and FY2008 cashflow reflects proportional consolidation of joint ventures.
US$m US$m
US$m
0
1,500
3,000
4,500
6,000
7,500
9,000
1
2

Investor Presentation
Slide 18
Summary
• Excellent operating and financial results
• Long-term demand outlook remains
strong despite some short-term
economic uncertainty
• Supply-side constraints are limiting the
ability for the industry to respond to
demand growth
• BHP Billiton’s portfolio of assets
focused in stable geographies provides
a competitive advantage
• Future growth being delivered from
lower risk projects
Liverpool Bay

BHP Billiton’s offer to acquire Rio Tinto

Investor Presentation
Slide 20
• BHP Billiton has made a pre-conditional offer for Rio Tinto, it will be capable of acceptance by shareholders following completion of regulatory processes and posting of offer documents
• Subject to pre-conditions relating to certain anti-trust clearances in the EU, the US, Australia, Canada and South Africa and FIRB
approval in Australia
• Rio Tinto shareholders are being offered 3.4 BHP Billiton shares for every Rio Tinto share held
•
The offer represents a 45% premium to the undisturbed combined volume weighted average market capitalisation
(a)
–
And a 16% discount, based on BHP Billiton’s current combined market capitalisation as at 31-Oct-08 and the Rio Tinto combined market capitalisation immediately prior to the announcement confirming BHP Billiton’s approach
(b)
•
The offer is conditional on more than 50% acceptances of the publicly held shares in each of Rio Tinto plc and
Rio Tinto Ltd
• BHP Billiton’s progressive dividend policy is expected to be maintained
• Proposed share buyback of up to US$30bn following completion if the offer is successful
(c)
–
Buyback and any refinancing of Rio Tinto’s borrowings to be funded through a combination of a US$55bn committed bank financing facility, cash flow from operations, asset disposal proceeds and, if required, debt financing
• Target single A credit rating
• DLC structure maintained
Notes:
(a) Premium based on the combined volume-weighted market capitalisation of Rio Tinto based on the volume-weighted average closing share prices over the month ended 31-Oct-2007 of £43.09 and A$109.20 for Rio Tinto plc and Rio Tinto Ltd respectively and volume-weighted average closing share prices over the month ended 31-Oct-2007 of BHP Billiton Plc and BHP Billiton Ltd of
£17.99 and A$45.77 respectively. Based on BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto plc’s shareholding in Rio Tinto Ltd) as at 9-Nov-2007 and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-2007.
(b) This premium has been calculated based on the combined based on the combined market capitalisation of Rio Tinto based on the closing share prices of Rio Tinto plc of £43.50 on
7-Nov 2007 and Rio Tinto Ltd of A$113.40 on 8-Nov-2007 and closing share prices of BHP Billiton Plc and BHP Billiton Ltd of £10.53 and A$27.99 respectively on 31-Oct-2008. Based on
BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto plc’s shareholding in Rio Tinto Ltd) as at 31-Oct-2008 and exchange rates of 1.616 US$/£ and 0.660 US$/A$ as at 31-Oct-2008.
Based on BHP Billiton’s share prices and exchange rates as at 31-Oct-2008 and assuming 100% BHP Billiton Ltd shares for each Rio Tinto Ltd share and BHP Billiton shares for each
Rio Tinto plc share consisting of 80% BHP Billiton Plc shares and 20% BHP Billiton Ltd shares, the value of the Rio Tinto plc offer was £36.41 and the value of the Rio Tinto Ltd offer was
A$95.17 as at 31-Oct-2008. The closing share prices of Rio Tinto plc and Rio Tinto Ltd on 31-Oct-2008 were £28.64 and A$77.60 respectively.
(c) i.e. if BHP Billiton acquires 100% of the shares in Rio Tinto Limited and Rio Tinto plc on the 3.4:1 announced offer terms.
Overview of BHP Billiton Offer for Rio Tinto

Investor Presentation
Slide 21
Detail on BHP Billiton offer for Rio Tinto
Rio Tinto plc Offer:
• Rio Tinto plc shareholders will receive 3.4 BHP Billiton shares for every Rio Tinto plc share held
– 80% in BHP Billiton Plc shares
– 20% in BHP Billiton Ltd shares
• Separate US offer (which forms part of the Rio Tinto plc Offer) to:
– US resident shareholders of Rio Tinto plc shares
– All holders of Rio Tinto plc ADRs
Rio Tinto Ltd Offer:
• Rio Tinto Ltd shareholders will receive 3.4 BHP Billiton Ltd shares for every Rio Tinto Ltd share held
Unique synergy potential:
• Expected material quantifiable synergies and financial benefits unique to this combination
(a)
– US$1.7bn nominal per annum from cost savings
– US$2.0bn additional nominal per annum primarily from volume acceleration
– Other combination benefits
With a “mix and match” facility
a) Estimated incremental EBITDA based on publicly available information. To be read in conjunction with the notes in Appendix IV of BHP Billiton’s announcement dated 6-Feb-2008.  Full run rate synergies expected by year 7.
Assumes BHP Billiton gains 100% of the shares of Rio Tinto Limited and Rio Tinto plc on the 3.4:1 announced offer terms.

Investor Presentation
Slide 22
Unlocking further value through a combination with Rio Tinto
• Optimising mineral basin positions and infrastructure
– Lower cost, more efficient production
– Unlocking volume through matching reserves with infrastructure
• Enhanced platform for future growth
– Deployment of scarce resources to highest value opportunities
– Greater ability to develop the next generation of large scale projects in new geographies
– Better positioned as partner of choice with governments and stakeholders
– Efficient exploration and infrastructure development
• Unique synergies and combination benefits
– Economies of scale – especially procurement
– Avoid duplication, reduce corporate and divisional non-operating costs
– Accelerate tonnage delivered to market

Slide 23
Indicative timetable for the offer
Jan
2009 2008 Offer Period
Event
Jul Aug Sep Oct Nov Dec Day 0 (a) Day 60 Post Day 60
Regulatory Approvals
Satisfaction of regulatory approval
pre-conditions
Offer Documentation
Posting of offer documents for Rio Tinto plc offer and
Rio Tinto Ltd offer to shareholders
Offer Fulfilment
Last date for fulfilment of greater than 50% minimum
acceptance condition in both the Rio Tinto plc and
Rio Tinto Ltd offers
Post Day 60
If minimum acceptance conditions are
met – offer continues.  (i.e. in order to receive
sufficient acceptances to enable compulsory
acquisition)
Notes:
a) Date for Day 0 may fall in 2008 or 2009. Timetable is indicative only.
(within 28 days of the
pre conditions being
satisfied)

Appendix

Investor Presentation
Slide 25
2007                      2008
Financial highlights
% Change
Year ended June (US$m)
Revenue 59,473 47,473 25.3
Underlying EBITDA 28,031 22,950 22.1
Underlying EBIT 24,282 20,067 21.0
Attributable profit (excluding exceptionals) 15,368 13,675 12.4
Attributable profit 15,390 13,416 14.7
Net operating cash flow 18,159 15,957 13.8
EPS (excluding exceptionals) (US cents) 274.9 233.9 17.5
Dividend per share (US cents) 70.0 47.0 48.9

Investor Presentation
Slide 26
Return on capital and margins
(1) FY2005 to FY2008 are shown on the basis of IFRS.
Prior periods are calculated under UKGAAP. All periods exclude third party trading.
35%
38% 38%
44%
48%
48%
29%
21%
13%
11%
40%
30%
24%
20%
0%
10%
20%
30%
40%
50%
60%
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Return on Capital
EBIT Margin
(1)

Investor Presentation
Slide 27
0
2
4
6
8
10
12
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
0%
5%
10%
15%
20%
25%
30%
35%
40%
Capex (LHS) Capitalised Exploration (LHS) Acquisitions (LHS) ROCE (RHS)
Strong Return On Capital Employed despite record capital
investments
Capital and exploration expenditure
(US$bn)
Notes:
FY2002 to FY2005 are shown on the basis of UKGAAP. Subsequent periods are calculated under IFRS.
ROCE

Investor Presentation
Slide 28
Our portfolio is diversified and balanced across high
margin commodities
Underlying EBIT Margin
(a)
(FY2008)
Notes:
a) EBIT Margin excludes third party trading activities.
67%
30%
31%
62%
20%
25%
24%
48%
51%
58%
Underlying EBIT
(FY2008, US$bn)
0
5
10
15
20
25
Energy
(27%)
Non Ferrous
(44%)
Steelmaking
Materials
(29%)
Iron Ore
Manganese
Energy Coal
Metallurgical Coal
D & SP
Base Metals
Petroleum
Stainless Steel
Materials
Aluminium
Iron Ore
Manganese
Energy Coal
Metallurgical Coal
Diamonds and
Specialty Products
Base Metals
Petroleum
Stainless Steel
Materials
Aluminium
Group

Investor Presentation
Slide 29
Underlying EBIT by Customer Sector Group
Petroleum 5,489 3,014 +82.1
• Record EBIT and production
• Operating cash costs held under US$5 per BOE
• 3 new major projects commissioned and volume
growth expected to continue
• Strong operational performance - Stybarrow
continued to produce at full capacity and
excellent facility uptime in all operations
• Continued replenishment of project and
exploration pipeline
• Greater than 100% reserve replacement for the
second consecutive year
2007                      2008
% Change
Year ended June (US$m)
Neptune

Investor Presentation
Slide 30
Underlying EBIT by Customer Sector Group
Aluminium 1,465 1,856 -21.1
Base Metals 7,989 6,875 +16.2
2007                      2008
% Change
Year ended June (US$m)
• Record alumina production
• South African power situation will continue
to impact metal production
• Worsley E&G approved
• Record copper production despite supply
disruptions in South America
• Pampa Escondida discovery
Worsley
Escondida

Investor Presentation
Slide 31
Underlying EBIT by Customer Sector Group
Ekati
Diamonds & Specialty Products 189 197 -4.1
2007                      2008
% Change
Year ended June (US$m)
• Koala Underground ramping up strongly
• Anglo Potash acquisition adding flexibility
for future growth
Stainless Steel Materials 1,275 3,675 -65.3
• EBIT impacted by lower prices and volume, and
higher costs
• Ravensthorpe, Yabulu Expansion Project and
Cliffs commissioned
Ravensthorpe

Investor Presentation
Slide 32
Underlying EBIT by Customer Sector Group
Manganese 1,644 253 +549.8
Iron Ore 4,631 2,728 +69.8
2007                      2008
% Change
Year ended June (US$m)
• Record production due to successful project execution
• Exceptional local currency cost control at Western
Australia Iron Ore
• Strong volume growth expected in FY2009
• Growth plan underpinned by extensive exploration and
development program
• Record production, results and margin
• Low cost volume expansions underway
Mount Newman
GEMCO

Investor Presentation
Slide 33
Underlying EBIT by Customer Sector Group
Metallurgical Coal 937 1,247 -24.9
2007                      2008
% Change
Year ended June (US$m)
• Strong recovery from flood impacts in Queensland
• Costs impacted by recovery activities
• Great outlook for margins
• Market remains tight
• Growth pipeline being accelerated
Energy Coal 1,057 481 +119.8
• Record EBIT
• Higher export prices driven by strong demand
• Record production at Hunter Valley and Cerrejon
• 3 projects sanctioned during the year
Illawarra Coal
Hunter Valley Coal

Investor Presentation
Slide 34
Underlying EBIT analysis
Year ended June 08 vs June 07
0
5,000
10,000
15,000
20,000
25,000
30,000
Jun-07 Net Price Volume Exchange Inflation Cash Costs Non Cash
Costs
Exploration
& Bus Dev
Other Jun-08
US$m
20,067
6,559
1,828
(1,133)
(532)
(967)
(216)
(404)
(920)
24,282
(1) Including $134m of price-linked costs impact.
(2) Including $1,619m due to increase in volume from new operations.
(1) (2)

Investor Presentation
Slide 35
High capture of price benefit to EBIT
0
4,000
8,000
12,000
16,000
20,000
24,000
28,000
FY2007 EBIT Net Price Variance Price to EBIT FY2008 EBIT
20,067
US$m
6,559
4,215
64%
(1)
(1) Net price variance includes the impact of price-linked costs. Price-linked costs is defined as any costs which fluctuate in line with movements in price such as royalties, TC/RC and LME linked costs.
24,282

Investor Presentation
Slide 36
Impact of major commodity price
Year ended June 08 vs June 07
(1,500)
(1,000)
(500)
0
500
1,000
1,500
2,000
2,500
Total price variance US$6,559 million
(1)
US$m
Petroleum
1,684
Copper
946
Manganese
1,465
Iron Ore
2,134
Energy
coal
1,062
Nickel
(1,066)
Diamonds
80
Aluminium
(51)
Met Coal
151
(1) Net of $134m of price-linked costs impact.
Other
154

Investor Presentation
Slide 37
(400)
(200)
0
200
400
600
800
1,000
1,200
1,400
Impact of major volume changes
Year ended June 08 vs June 07
US$m
Total volume
(1)
variance US$1,828 million
Petroleum
894
Met
Coal
(47)
Iron
Ore
424
Aluminium/
Alumina
20
D&SP
19
Energy
Coal
38
Copper
727
Nickel
(313)
Other
47
(1) Volume variances calculated using previous year margin and includes new operations
Manganese
20

Investor Presentation
Slide 38
Rate of cost increase
FY2005 is shown on the basis of UKGAAP. Other periods are calculated under IFRS.
All periods exclude third party trading and non cash costs.
0%
1%
2%
3%
4%
5%
6%
7%
FY2005 FY2006 FY2007 FY2008
Other Costs
Raw Materials
Fuel & Energy
Operating cost increase relative to preceding year
4.9%
6.8%
3.6%
4.3%

Investor Presentation
Slide 39
(250)
(150)
(50)
50
150
250
350
450
550
650
Cash cost increase mostly recouped in revenue
Maintenance
US$m
People
Fuel &
Energy
Shipping
& Freight
Raw
Materials
QCoal Rain
Impact
CMSA Strike
244
13
204
70
371
50
120
100
(225)
Recouped
in Revenue
$645m
Investment
$257m
One
Offs
$190m
Business
Excellence
$225m
Other
$100m
$967m
(1)
+ + +
-
=
(1) Excluding non-cash costs of US$216m (mostly depreciation on growth capital).
KNS Furnace
Rebuild
20

Investor Presentation
Slide 40
Cash flow
Operating cash flow and dividends 25,541 22,012
Net interest paid (630) (494)
Tax paid
(1)
(6,752) (5,561)
Net operating cash flow 18,159 15,957
Capital expenditure (7,558) (7,129)
Exploration expenditure (1,350) (805)
Purchases of investments (336) (757)
Proceeds from sale of fixed assets & investments 180 378
Net cash flow before dividends and funding 9,095 7,644
Dividends paid
(2)
(3,250) (2,339)
Net cash flow before funding & buy-backs 5,845 5,305
2008 2007 Year ended June (US$m)
(1) Includes royalty related taxes paid
(2) Includes dividends paid to minority interests

Investor Presentation
Slide 41
Ordinary dividends per share
(US cents per share)
0
10
20
30
40
50
60
70
FY2005 FY2006 FY2007 FY2008
H1 H2
0
50
100
150
200
250
300
FY2005 FY2006 FY2007 FY2008
Earnings per share
(US cents per share)
Note:
BHP Billiton’s EPS represents reported underlying EPS for the financial year ending 30 June.
Delivering superior returns to shareholders
CAGR 36%
CAGR 37%

Investor Presentation
Slide 42
Portfolio management – US$6.3bn of disposals
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
Sale Proceeds
180
FY 2008
378
FY 2007
6,287 Total proceeds
845
FY 2002
2,472
FY 2003
(1)
277
FY 2004
1,035
FY 2005
1,100
FY 2006
US$m
Proceeds from
sale of assets
(1) Includes BHP Steel demerger and BHP Steel loans
(net of cash disposed and costs)
US$m
Base Metals
D & SP
Energy Coal
SSM
Petroleum
Steel
Other

Investor Presentation
Slide 43
Resourcing the Future – BHP Billiton’s response
• BHP Billiton has not been immune from
supply constraint issues
• But our scale, global presence and
diversification provides significant
competitive advantages
• We are focused on the disciplined
execution of the core strategy
• And on pursuing a renewed
organisational focus on simplicity,
accountability
and effectiveness
Port Hedland

Investor Presentation
Slide 44
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
FY02 H1 03 H2 03 H1 04 H2 04 H1 05 H2 05 H1 06 H2 06 H1 07 H2 07 H1 08 H2 08
Petroleum Aluminium Base Metals Iron Ore Met Coal Manganese Energy Coal SSM Other
Europe
Japan
Other Asia
Nth
America
China
ROW
Australia
Diversification remains for sales into China
• 20% of total company revenues in FY2008
(US$m)
431
785
1,075
1,357
371
1,588
2,407
2,946
3,611
3,999
5,293
5,013
6,657
FY2008 revenue by location of customer

Investor Presentation
Slide 45
China and India account for a major share of world commodity demand
Notes: Iron ore represents imports.  Coal includes all coal types.  Europe excludes former Soviet Union.
Source:  CRU International Ltd, Quarterly Reports (April-June 2008); Brook Hunt Aluminium Metal Service (July 2008); BP Statistical Review of
World Energy, June 2008; IISI – Steel Statistical Yearbook (December 2007) and World Steel in Figures (2008)
0
10
20
30
40
50
60
70
80
90
100
Coal Fe Ore Steel Al Cu Ni Energy Oil
Share of World Commodity Demand – 2007
(%)
China
India
USA
Japan
Europe
Other

Investor Presentation
Slide 46
China’s commodity demand and its percentage share of
world demand
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
95 96 97 98 99 00 01 02 03 04 05 06 07
0%
5%
10%
15%
20%
25%
30%
Chinese refined copper consumption
% share of world refined copper
consumption (right hand scale)
Data: CRU Copper Quarterly, April 2008 Data: CRU Nickel Quarterly, June 2008
Data: Brook Hunt Aluminium Metal Service, July 2008
Data: IISI – Steel Statistical Yearbook (Dec. 2007); China
Customs data (www.customs.gov.cn); CRU -
"The Iron Ore
Market Service" Interim Report, December 2007; The Tex Report
(February 2008); Iron ore data are seaborne traded, based on import statistics
Copper
Nickel
Aluminium Iron Ore
(‘000 tonnes) (‘000 tonnes)
(‘000 tonnes) (million tonnes)
0
50
100
150
200
250
300
350
400
95 96 97 98 99 00 01 02 03 04 05 06 07
0%
5%
10%
15%
20%
25%
30%
Chinese primary nickel consumption
% share of world primary nickel
consumption (right hand scale)
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
95 96 97 98 99 00 01 02 03 04 05 06 07
0%
5%
10%
15%
20%
25%
30%
35%
Chinese aluminium consumption
% share of global aluminium
consumption (right hand scale)
0
50
100
150
200
250
300
350
400
450
95 96 97 98 99 00 01 02 03 04 05 06 07
0%
10%
20%
30%
40%
50%
Chinese iron ore imports
% share of global seaborne iron ore
(right hand scale)

Investor Presentation
Slide 47
Copper – GDP per capita vs consumption per capita
Copper consumption
(kg/capita)
0
5
10
15
20
0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000
GDP/Capita (Jan 2008 Constant US Dollars)
China
Germany
India
Japan
Korea, Rep.
United States
Taiwan
*Note: Based on a projection of similar growth patterns to the other nations shown
Source: World Bank (World Development Indicators Online Database, February 2008); Government Statistics for Taiwan
(www.stat.gov.tw); CRU Copper Quarterly (January 2008)

1880-1918
1920-1945
1930-1970
1880-2007
1950-2007
1975-2007

bhpbilliton
resourcing the future

Investor Presentation
Slide 48
1920-1945
Great Depression
World War II
High military demand
Investment dries up
Prices collapse
and stagnate
1975-2008
Emerging Market growth
Maturing of Japan
1990: Collapse of USSR
Productivity & IT revolution
Commodification
Cost benefits from technology
and economies of scale
Emerging Markets and
China’s long boom
Renewed “call” on copper
resources
Global Copper Prices in 1880-2008
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
4.00
4.50
1880 1890 1900 1910 1920 1930 1940 1950 1960 1970 1980 1990 2000
10-Year Moving
Average
Real Annual Cu
Price
1880-1914
Second Industrial
Revolution & US economic
expansion
Electrification
Colonial/imperial raw materials
networks
Rising real prices
Expansion of US copper
mining
Expansion in African
Copperbelt
Escondida &
Freeport
Flotation, open-pit
mining and
mechanisation
Flash smelting
Birth of Sx/Ew
WWI
WWII
Twin Oil
Shocks
Collapse of
USSR
Wall
Street
Crash
1920-2007
Sources of data: CRU Quarterly Reports (April 2008, and archives); US Geological Survey – Metal Prices in the US Through 1998,
(http://minerals.usgs.gov/minerals);
US Bureau of Economic Analysis (US CPI Database); London Metals Exchange,
(http://www.lme.co.uk)
China’s
Boom
1970s
Oil Shocks
Inflation/recession
Demand slumps
Substitution
LME pricing
Costs and prices
fall from peaks
Vietnam
War
1950-1973
Post-war boom
Japan’s
economic miracle
High demand growth
Nationalisation in
Chile, Peru, Mexico
and Africa
Costs and prices rise
Producer pricing
Korean
War
Real Annual Cu Price
(US$2007 per lb)
Expansion in
Chile/Peru

Investor Presentation
Slide 49
Energy – GDP per capita vs energy use per capita
Primary energy use
(toe/capita)
0
2
4
6
8
10
0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000
GDP/Capita (Jan 2008 Constant US Dollars)
China
Germany
India
Japan
Korea, Rep.
United States
Taiwan
*Note: Based on a projection of similar growth patterns to the other nations shown. “toe” stands for tonnes of oil equivalent
Source: World Bank – World Development Indicators Online Database (February 2008), Government Statistics for Taiwan
(www.stat.gov.tw);
BP Statistical Review of World Energy June 2007

Investor Presentation
Slide 50
Emerging markets are driving energy consumption growth
36%
9%
5%
50% China
Other
Europe
North America
Source: BP Statistical Review of World Energy 2008.
Notes: Primary energy comprises commercially traded fuels only. Oil consumption measured in million tonnes, other fuels converted to million tonnes of oil equivalent as detailed in the Appendices of the Review.
Share of world primary energy consumption
(mmtoe)
Growth in energy consumption CY2000-2007
(mmtoe)
10%
17%
30%
26%
30%
27%
30%
31%
0%
100%
CY2000 CY2007
Other
Europe
North
America
China

Investor Presentation
Slide 51
Strong long-term global growth in energy demand
Energy demand growth (CAGR)
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
2000 2010 2020 2030
(mmtoe)
+1.6%
+2.4%
+1.4%
Oil
Gas
Coal
Nuclear
Hydro
Renewables
Source :  IEA World Energy Outlook

Investor Presentation
Slide 52
Steel – GDP per capita vs consumption per capita
Finished steel consumption
(kg/capita)
0
200
400
600
800
1,000
1,200
0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000
GDP/Capita (Jan 2008 Constant US Dollars)
China
Germany
India
Japan
Korea, Rep.
United States
Taiwan
*Note: Based on a projection of similar growth patterns to the other nations shown
Source: World Bank (World Development Indicators Online Database, February 2008); Government Statistics for Taiwan
(www.stat.gov.tw);
IISI – Steel Statistical Yearbook (Dec. 2007)

Investor Presentation
Slide 53
China is the world’s largest steel producer
Source:  IISI and BHP Billiton estimates.
Note crude steel production growth calculated based on the change in annual production between years ended 1996 and 2007.
0
250
500
750
1,000
1,250
1,500
1996 2007
Crude steel production
(mt)
China
USA
Japan
Europe
Other
India
66%
20%
5%
4%
5%
0%
Crude steel production growth (1996-2007)
(mt)
China
USA
Japan
Europe
Other
100% = 590
India

Investor Presentation
Slide 54
Source: GTIS and CRU
South America
Domestic supply / demand
4.27x
0.00x
Iron Ore Met Coal
India
Domestic supply / demand
2.36x
0.12x
Iron Ore Met Coal
China
Domestic supply / demand
0.34x
0.99x
Iron Ore Met Coal
CIS / Other Europe
1.03x
0.92x
Iron Ore Met Coal
Domestic supply / demand
Steelmaking materials - Australia is the natural supplier to
Asia
83
24
159
68
16
260
90
22
27

Investor Presentation
Slide 55
But so is Metallurgical coal
• Leading position in the seaborne market
• 100% BMA owned Hay Point limits impact of
infrastructure constraints
• Significant growth options
Iron Ore is an important part of the mix
• Geographic proximity to the growing Asian market
• Record annual production and shipments
• Plans underway to expand WAIO system capacity
(100%) to 300mtpa by 2015
And Manganese is a significant contributor
• Largest supplier of seaborne manganese ore from high
quality resource base
• Manganese ore and alloy assets operating at record
production levels in a strong demand environment
BHP Billiton has a leading position in the steelmaking commodities
23%
64%
13%
Total Carbon Steel Sector FY2008 EBIT
(Total = US$7.2bn)
Manganese
Met Coal
Iron Ore

Investor Presentation
Slide 56
Existing supply:
Equipment shortages are continuing
CY2004 CY2005 CY2006 CY2007 CY2008 CY2009
Tyres and Trucks
Tyres (2004)
• OEM underinvestment
• Radial tyre market
undersupply >30%
Trucks (2007)
• Access to castings,
forgings
• Effect of non-mining
“competitors” – Oil
sands
Draglines & Shovels
• Historical cyclicality has
contributed to
underinvestment
• Market limited Supply
Base
• Availability of raw
materials/steel
Ammonium Nitrate
• Production capacity
constraints
• Shortage of raw
materials
• High capital costs
• Stringent import
regulations
Grinding Mills
• Access to castings,
forgings
• Production capacity
constraints
• Increased steel prices
• Skilled labour
shortages
?
Timing of initial supply constraint manifestation

Investor Presentation
Slide 57
Future industry supply growth:
New projects are encountering delays
Source: Brook Hunt.
Note: “Forecast production as at 2008 Q2” represents the expected future production as at 2008 Q2 from those copper developments classified as highly probable and probable as at 2006 Q1. It excludes new developments classified as highly probable or probable since 2006 Q1.
Expected future production from highly probable and probable copper developments
(kt)
Forecast production
as at 2006 Q1
Forecast production
as at 2008 Q2
2-3 year delays
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
CY2006 CY2007 CY2008 CY2009 CY2010 CY2011 CY2012 CY2013 CY2014 CY2015 CY2016 CY2017

Investor Presentation
Slide 58
Boffa/Santou
Refinery
As at 14 August 2008
Proposed capital expenditure
=$500m
$501m-$2bn $2bn+
SSM
Energy Coal
D&SP
Iron Ore Base Metals
Petroleum
Met Coal
CSG
Manganese
Aluminium
2009
Execution
Pyrenees
Alumar
Atlantis
North
2013
Feasibility
Bakhuis
Worsley
E&G
Douglas-
Middelburg
Future Options
Newcastle
Third Port
WA Iron Ore
Quantum 2
Potash - Jansen
WA Iron Ore
Quantum 1
Nimba
Angola
& DRC
WA Iron Ore
RGP 5
CW Africa
Exploration
Turrum
NWS
CWLH
DRC
Smelter
NWS
T5
Maintenance of a deep diversified inventory of growth options
NWS Nth
Rankin B
WA Iron Ore
RGP 4
Kipper
Olympic Dam
Expansion 2
Browse
LNG
Olympic Dam
Expansion 1
CMSA Heap
Leach 2
Shenzi
Nth
Klipspruit
NWS
Angel
Shenzi
GEMCO
Potash
Olympic Dam
Expansion 3
Thebe
CMSA
Pyro Expansion
Wards
Well
Scarborough
Caroona
WA Iron Ore
RGP 6
Eastern
Indonesian
Facility
Escondida
3rd Conc
RBM
Puma
Blackwater
UG
NWS
WFGH
MKO
Talc
Cannington
Life Ext
Corridor
Sands
Kennedy
Gabon
Saraji
Exp
Red Hill
UG
Resolution
Neptune
Nth
GEMCO
Exp
Ekati
Guinea
Alumina
Angostura
Gas
HPX3
Maruwai
Stage 1
Knotty
Head
Samarco 4
Peak Downs
Exp (Caval
Ridge)
Macedon
CMSA Heap
Leach 1
Antamina
Exp
Newcastle
Third Port Exp
Mad Dog
West
Mt Arthur
Coal UG
Cerrejon
Opt Exp
Daunia
Maruwai
Stage 2
Navajo Sth
Perseverance
Deeps
Mt Arthur Coal
OC (MAC20)
Mt Arthur Coal
(MACX)
New Saraji
Goonyella
Expansions
Escondida
Moly

Investor Presentation
Slide 59
0
3
6
9
12
15
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009F
Capital & exploration expenditure
US$bn
(1) FY2009 includes
US$700m for
Petroleum
FY2002 to FY2005 are shown on the basis of UKGAAP. Subsequent periods are calculated under IFRS.
US$ billion FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009F
Growth 1.9 2.0 1.7 2.6 4.0 5.5 6.1 9.9
Sustaining & Other 0.8 0.7 0.9 1.3 2.1 1.6 1.8 2.1
0.4 0.3 0.5 0.5 0.8 0.8 1.4 1.5
Total 3.1 3.0 3.1 4.4 6.9 7.9 9.3 13.5
Growth
Expenditure
Sustaining Capex
Exploration
Exploration
(1)

Investor Presentation
Slide 60
Sanctioned development projects (US$12.4bn)
On schedule and
budget
1-2 million tpa Mid CY09 100 Met Coal
Maruwai Stage 1/Haju (Indonesia) –
100%
On schedule and
budget
Third coal berth capable of
handling an estimated
30 million tpa
End CY10 390 Energy Coal Newcastle Third Port (Australia) – 35.5%
On schedule and
budget
10 million tpa export thermal
coal and 8.5 million tpa
domestic thermal coal
(sustains current output)
Mid CY10 975 Energy Coal
Douglas – Middelburg Optimisation
(South Africa) – 100%
On schedule and
budget
1.1 million tpa H1 CY11 1,900 Alumina
Worsley Efficiency and Growth
(Australia) – 86%
On schedule and
budget
Incremental 1.8 million tpa
export coal
Incremental 2.1 million tpa
domestic
H2 CY09 450 Energy Coal Klipspruit (South Africa) – 100%
On schedule and
budget
Additional 1 million tpa
manganese concentrate
H1 CY09 110 Mn Ore GEMCO (Australia) – 60%
On schedule and
budget
Increase system capacity to
155 million tpa
H1 CY10 1,850 Iron Ore
Western Australia Iron Ore RGP 4
(Australia) – 86.2%
Schedule and budget
under review
2 million tpa Q2 CY09 725 Alumina
Alumar Refinery Expansion (Brazil) –
36%
Production Capacity (100%)
Progress
Initial
Production
Target Date
Share of
Approved
Capex
US$m
Commodity Minerals Projects
As at 14 August 2008

Investor Presentation
Slide 61
Sanctioned development projects (US$12.4bn) cont.
On schedule and
budget
2,500 million cubic feet gas per
day
CY12 850 LNG
NWS North Rankin B (Australia) –
16.67%
On schedule and
budget
11,000 bpd condensate and
processing capacity of 200
million cubic feet gas per day
CY11 625 Oil/Gas
Turrrum (Australia) – 50%
On schedule and
budget
96,000 barrels of oil and 60
million cubic feet gas per day
H1 CY10 1,200 Oil/Gas
Pyrenees (Australia) – 71.43%
On schedule and
budget
Tie-back to Atlantis South H2 CY09 185 Oil/Gas Atlantis North (US) – 44%
On schedule and
budget
100,000 barrels and 50 million
cubic feet gas per day
Mid CY09 1,940 Oil/gas Shenzi (US) – 44%
On schedule and
budget
800 million cubic feet gas per
day and 50,000 bpd condensate
End CY08 200 Oil/Gas
North West Shelf Angel (Australia) –
16.67%
On schedule and
budget
10,000 bpd condensate and
processing capacity of 80 million
cubic feet gas per day
CY11 500 Oil/Gas
Kipper (Australia) –
32.5%-50%
On schedule and
budget
LNG processing capacity 4.2
million tpa
Late CY08
350 LNG
North West Shelf  5th Train (Australia) –
16.67%
Production Capacity   (100%) Progress
Initial
Production
Target Date
Share of
Approved
Capex
US$m
Commodity Petroleum Projects
As at 14 August 2008

Investor Presentation
Slide 62
Development projects in feasibility (US$12.4bn)
Maintain Nickel West system capacity H2 CY13 500 Nickel Perseverance Deeps (Australia) – 100%
5.7 million tpa saleable coal CY 2013 850 Energy Coal
Navajo South Mine Extension (USA) –
100%
(1)
5 million tpa saleable coal CY 2011 700 Energy Coal Mt Arthur Coal UG (Australia) – 100%
(2)
8 million tpa H2 CY11 300 Energy Coal Cerrejon (Colombia) – 33.3%
Increase system capacity to 200
million tpa
H2 CY11 6,110 Iron Ore
Western Australia Iron Ore RGP 5
(Australia) – 86.2%
(1)
3.7 million tpa export coal H2 CY10 300 Energy Coal
Mt Arthur Coal OC MAC20 (Australia) –
100%
3-5 million tpa clean coal CY 2012 500 Met Coal
Maruwai Stage 2/Lampunut (Indonesia) –
100%
(1)
3 million tpa CY 2010 250 Met Coal Daunia (Australia) – 50%
3.3 million tpa H2 CY11 1,700 Alumina Guinea Alumina Project (Guinea) – 33.3%
6.9 million tpa bauxite H1 CY10 727 Bauxite
Bakhuis 100% (Suriname/ Paranam –
45%)
Project Capacity
(100%)*
Forecast Initial
Production*
Estimated Share
of Capex*
US$m
Commodity
Minerals Projects
(US$4.7bn)
Note: All projects in feasibility remain under review until they are approved to move to execution. During the feasibility phase project schedules and capex are indicative only.
However, from time to time estimates may be periodically reviewed as project milestones are achieved.
(1) Project parameters are currently under review
(2) Project now sequenced to follow Mount Arthur Coal OC (MAC20)
As at 14 August 2008

Investor Presentation
Slide 63
Development projects in feasibility (US$12.4bn)
* Indicative only
280 million cubic feet gas per day
H1 CY11 220 Gas
Angostura Gas (Trinidad & Tobago) – 45%
60,000 barrels of oil and 90 million
cubic feet gas per day
H2 CY10 250 Oil/Gas
NWS CWLH (Australia) – 16.67%
Project Capacity
(100%)*
Forecast Initial
Production*
Estimated Share
of Capex*
US$m
Commodity
Petroleum Projects
(US$600m)
As at 14 August 2008

Investor Presentation
Slide 64
Q2 CY04 Q2 CY04 80 83 WA Iron Ore Accelerated Expansion (Australia) – 85%
Mid CY04 Mid CY04 294 294 NWS Train 4 (Australia) – 16.7%
Q1 CY04 Q2 CY04 266 299 Products & Capacity Expansion (Australia) – 85%
Q1 CY04 Q1 CY04 33 50 Cerrejon Zona Norte (Colombia) – 33.3%
Q4 CY03 Q4 CY03 464 515 Ohanet (Algeria) – 45%
Q4 CY03 Q2 CY04 411 449 Hillside 3 (South Africa) – 100%
Q4 CY03 Q4 CY03 380 411 Mt Arthur North (Australia) – 100%
Q3 CY03 Q4 CY03 171 181 Area C (Australia) – 85%
Q2 CY03 Q3 CY03 40 40 Zamzama (Pakistan) – 38.5%
Q2 CY01 Q2 CY01 752 775 Antamina (Peru) – 33.75%
Q4 CY02 Q2 CY03 34 50 Bream Gas Pipeline (Australia) – 50%
Q3 CY02 Q3 CY02 543 600 Escondida Phase IV (Chile) – 57.5%
Q3 CY02 Q3 CY02 143 146 San Juan Underground (US) – 100%
Q2 CY02 Q2 CY02 120 138 Tintaya Oxide (Peru) – 99.9%
Q3 CY01 Q3 CY01 114 128 Typhoon (US) – 50%
Mozal 2 (Mozambique) – 47.1%
Project
Q2 CY03 Q4 CY03 311 405
Initial Production Date Our Share of Capex
Actual Budget Actual
US$m
Budget
US$m
Development projects commissioned since July 2001
As at 14 August 2008

Investor Presentation
Slide 65
Development projects commissioned since July 2001
Q2 CY06 H2 CY06 566 500 Escondida Sulphide Leach (Chile) – 57.5%
Q2 CY06 H2 CY06 501 489 Western Australia Iron Ore RGP2 (Australia) – 85%
Q4 CY06 Q4 CY06 1,100 990 Spence (Chile) – 100%
Q4 CY06 H2 CY06 88
(1)
88 BMA Phase 2 (Australia) – 50%
Q2 CY06 Q1 CY06 188 165
Worsley Development Capital Project (Australia) – 86%
Q4 CY05 Q3 CY05 33 29
Paranam Refinery Expansion (Suriname) – 45%
Oct 2005 Q4 CY05 251 230
Escondida Norte (Chile) – 57.5%
Mid CY05 Mid CY05 100 90.
BMA Phase 1 (Including Broadmeadow) (Australia) – 50%
April 2005 Mid CY05 200 200. Dendrobium (Australia) – 100%
April 2005 Early CY05 139 146 Panda Underground (Canada) – 80%
Jan 2005 End CY04 337 327 Angostura (Trinidad) – 45%
Jan 2005 End CY04 263 218. Mad Dog (US) – 23.9%
Q4 CY04 Q4 CY04 154 132 GoM Pipelines Infrastructure (US) – 22/25%
Q4 CY04 Q4 CY04 101 95 Western Australia Iron Ore RGP (Australia) – 85%
Q4 CY04 Q3 CY04 204 192 ROD (Algeria) – 38%
Minerva (Australia) – 90%
Project
Jan 2005 Q4 CY04 174 163.
Initial Production Date Our Share of Capex
Actual Budget Actual
US$m
Budget
US$m
As at 14 August 2008

Investor Presentation
Slide 66
Development projects commissioned since July 2001
H1 CY08 H1 CY08 139
(1)
139 Cliffs (Australia) – 100%
Q1 CY08 Q1 CY08 580 556 Yabulu Extension (Australia) – 100%
H1 CY08 H1 CY08 740
(1)
590 Samarco (Brazil) – 50%
Q3 CY08 Q1 CY08 418 405 Neptune (US) – 35%
Q4 CY07 Q4 CY07 144
(1)
140 Pinto Valley (USA) – 100%
Q4 CY07 Q4 CY07 1,300
(1)
1,300 Western Australia Iron Ore RGP3 (Australia) – 86.2%
Q4 CY07 Q1 CY08 2,086 2,200 Ravensthorpe (Australia) – 100%
End CY07 End CY07 176 200 Koala Underground (Canada) – 80%
Q2 CY08 Q2 CY08 389 380 Stybarrow (Australia) – 50%
H2 CY07 H2 CY07 1,630
(1)(2)
1,630 Atlantis South (US) – 44%
H2 CY07 H2 CY07 365 365 Genghis Khan (US) – 44%
H1 CY07 Mid CY07 140
(1)
100 Blackwater Coal Preparation (Australia) – 50%
Project
Initial Production Date Our Share of Capex
Actual Budget Actual
US$m
Budget
US$m
(1) Actual cost subject to finalisation.
(2) Actual cost subject to budgeted drilling of wells post-commissioning.
As at 14 August 2008

Investor Presentation
Slide 67
Key net profit sensitivities
US$1/t on iron ore price 80
US$1/bbl on oil price 35
US$1/t on metallurgical coal price 25
USc1/lb on aluminium price 25
USc1/lb on copper price 20
US$1/t on energy coal price 20
USc1/lb on nickel price 2
AUD (USc1/A$) Operations (2) 80
RAND (0.2 Rand/US$) Operations (2) 20
(US$m)
Approximate impact (1) on FY 2009 net profit after tax
of changes of:
(1) Assumes total volumes exposed to price
(2) Impact based on average exchange rate for the period